[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]



July 28, 2008


VIA EDGAR AND FACSIMILE
-----------------------


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

         RE:      BLUE HOLDINGS, INC.
                  RESPONSES TO STAFF COMMENTS OF JULY 17, 2008
                  WITH RESPECT TO:
                  ITEM 4.02 FORM 8-K
                  FILED JULY 14, 2008
                  FILE NO. 000-32297


Ladies and Gentlemen:

         On behalf of Blue Holdings, Inc. (the "COMPANY"), we have enclosed a copy of the amendment (the "AMENDMENT") to the Form 8-K (File No. 000-32297) ("FORM 8-K") originally filed with the United States Securities and Exchange Commission (the "COMMISSION") on July 14, 2008 under Item 4.02. The Amendment was filed with the Commission on July 28, 2008.

         In addition to the Amendment, we have enclosed with the paper submission of this letter an additional "marked" copy of the Amendment comparing the document to the Form 8-K, and hereby provide supplementally the following responses in reply to the comment letter dated July 17, 2008 (the "COMMENT LETTER") transmitted to the Company by the staff of the Commission, Division of Corporation Finance (the "STAFF"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Securities and Exchange Commission
July 28, 2008
Page 2


GENERAL

1. WE NOTE FROM YOUR DISCLOSURE THAT THE ACCOUNTING ERRORS RELATE TO PAST AMOUNTS OWED TO A RELATED PARTY PERTAINING TO ROYALTIES AND OTHER LIABILITIES THAT WERE WRITTEN OFF IN ERROR AND INACCURATE RECORDED IN YOUR GENERAL LEDGER. PLEASE REVISE TO CLARIFY WHETHER THE PAST AMOUNTS OWED TO YOUR CHAIRMAN OF THE BOARD OF DIRECTORS, MR. PAUL GUEZ, WERE NOT REFLECTED IN THEIR ENTIRETY, RECOGNIZED, BUT CLASSIFIED INCORRECTLY, AND TO THE EXTENT SUCH INFORMATION IS KNOWN, QUANTIFY THE PAST AMOUNTS OWED TO MR. GUEZ AND DISCLOSE THE EFFECT ON YOUR RESTATED FINANCIAL STATEMENTS. IN ADDITION, DISCLOSE THE TERMS OF THE SETTLEMENT WITH MR. GUEZ.

         The Company acknowledges the Staff's comment. Through the Amendment the Company has revised the Form 8-K to disclose that the accounting errors in the Company's related party accounts pertained to royalties in the amount of $82,138 and payables in the amount of approximately $1,831,297 that were initially recognized and subsequently written off in error, and rental expense in the amount of $96,000 that was not recorded. The Company has also disclosed in the Amendment that pursuant to a settlement proposal with Mr. Guez, the Company will rescind the conversion on March 5, 2008 of $1,400,000 of indebtedness under a line of credit from Mr. Guez, which allows the Company to borrow from him up to a maximum of $3,000,000 at an interest rate of 6% per annum (the "Revolving Line"), into 1,750,000 shares of the Company's common stock, Mr. Guez will forgive $700,000 of indebtedness under the Revolving Line, the Company will issue an 8% Senior Secured Convertible Note with a 30-month term and a per share conversion price of $0.40 to Mr. Guez in the principal amount of approximately $1,618,093 in settlement of all amounts owed to Mr. Guez and his affiliates as of December 31, 2007, the Company will issue a Warrant to Mr. Guez to purchase 1,415,832 shares of the Company's common stock at a per share exercise price of $0.40 and a term of 5 years, and the Company and Mr. Guez will mutually release each other from existing claims. The Company also disclosed in the Amendment that the Company and Mr. Guez have not entered into definitive documentation regarding the settlement arrangement and intend to do so in the immediate future.

         The Company has additionally disclosed in the Amendment that it anticipates that the restatement of its financial statements to reflect the past amounts owed to Mr. Guez will result in an additional charge of $2,009,435 to the Company's statement of profits and loss and its stockholders' equity.

2.       PLEASE  TELL US HOW,  AND WHEN,  YOU WILL FILE THE  RESTATED  FINANCIAL
STATEMENTS.

         The Company acknowledges the Staff's comment. The Company expects to file the restated financial statements through the EDGAR system no later than September 30, 2008.


                                    * * * * *


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Securities and Exchange Commission
July 28, 2008
Page 3


         The Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4509.

                                   Sincerely,


                                   /s/ Louis Wharton
                                   -------------------------
                                   Louis Wharton


cc:  Eric Hohl